

Max Galindo · 2nd

Founder at Arum Health

Palo Alto, California, United States ·

Contact info

500+ connections

3 mutual connections: Fares Ksebati, Julien Uhlig, and 1 other

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Arum Health, LLC

The Johns Hopkins University

Experience

CEO/Co-Founder

Arum Health, LLC · Full-time

Sep 2017 – Present · 3 yrs 11 mos

Palo Alto

Arum is a digital healthcare company that focuses on Proactive Care via AI/ML in the behavioral healthcare space. We develops mobile and web apps that are hosted on a HIPAA platform to help capture LIVE patient data. Our patients' medication data assist healthcare providers better understand their patients' progress and patterns. Our apps help healthcare providers assist high risk patients, behavioral health and chronically-ill, reduce hospital readmiss …see more

Founder

Calla Dev

2018 – Present · 3 yrs

Palo Alto, California, United States

Calla Health is a software development boutique company that is focus on digital healthcare. Our goal is to help healthcare companies actualize their innovation roadmap. Calla assist companies in their innovative environment stage

Business Strategy Consultant - Healthcare

Calla · Full-time

Oct 2016 – Dec 2017 · 1 yr 3 mos

Palo Alto

Assisted healthcare companies with sales strategy and business development exploration, discovery, and execution services. Provided guidance in understanding the public sector contract process and the importance of dev …see more

Director Program Management | Business Development

URS Corporation, An AECOM Company · Full-time

Apr 2011 – Sep 2016 · 5 yrs 6 mos

San Francisco Bay Area

- Co-founded a tech service division by identifying the value of a DoD contract that other agencies can utilize to meet their objectives. The opportunity allowed us to grow a $4M pass-through contract to a $120M annual revenue withir …see more

Apptis

6 yrs 6 mos

Program Manager/ Business Development

Jun 2009 – Apr 2011 · 1 yr 11 mos

Developed and executed business strategies based on our customers' future goals. Managed a $20 million contract awarded by the Defense Logistics Agency (DLA) for IT infrastructure upgrade, Video, and Security Management

Sr. Project Manager Consultant

Nov 2006 – May 2009 · 2 yrs 7 mos

Increased revenue growth by establishing a program management office that provided IT end-to-end process

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Education

The Johns Hopkins University
MS, MIS and Telecommunications

California Polytechnic State University-San Luis Obispo
BS, Finance

Licenses & certifications

PMP - PMI, ITIL v3